UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
May 8, 2007
	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The unaudited consolidated balance sheets, consolidated statements of operations, shareholders’ equity and cash flows and the Notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the three-month periods ended March 31, 2007 and 2006 of Neurochem Inc. (the “Registrant”) submitted with this Form 6-K are hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM REPORTS RESULTS
FOR FIRST QUARTER OF FISCAL 2007
LAVAL, Quebec, May 8, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the first quarter ended March 31, 2007. The Company reported a net loss of $24,618,000 ($0.63 per share) for the quarter, compared to $17,134,000 ($0.45 per share) for the same period the previous year. The increase is primarily due to research and development (R&D) expenses which amounted to $19,712,000 this quarter, compared to $13,726,000 for the same period the previous year, relating to the development of tramiprosate (ALZHEMED™) for the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as a conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). For the quarter and year ended March 31, 2007, R&D expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.
As at March 31, 2007, the Company had available cash, cash equivalents and marketable securities of $35,470,000, compared to $56,821,000 on December 31, 2006. The decrease is primarily due to funds used in operating activities.
On May 2, 2007, Neurochem entered into a private placement of U.S.$80,000,000 aggregate principal amount of convertible notes, consisting of U.S.$40,000,000 of 6% senior convertible notes due in 2027 and U.S.$40,000,000 of 5% senior subordinated convertible notes due in 2012. The latter shall be subject to mandatory conversion into common shares of Neurochem within 5 days of the effectiveness of a registration statement registering the underlying securities. In connection with this transaction, Neurochem issued warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012.

Consolidated Financial Results Highlights
The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2007, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2006, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. All dollar figures are Canadian dollars, unless specified otherwise.
Results of operations
For the three-month period ended March 31, 2007, the net loss amounted to $24,618,000 ($0.63 per share), compared to $17,134,000 ($0.45 per share) for the corresponding period in the previous year.
Revenue from collaboration agreement amounted to $437,000 for the current quarter, compared to $607,000 for the same period in the previous year. This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In August 2006, the Company received an approvable letter from the FDA requesting additional information on eprodisate (KIACTA™), following the Company’s New Drug Application (NDA) submitted in February 2006. Neurochem submitted a response to the FDA in October, 2006. The FDA advised Neurochem in November 2006 that the response submitted was complete, as it responded to all of the items raised in the August approvable letter, and that April 16, 2007 was the goal date for a decision on eprodisate (KIACTA™). In April 2007, Neurochem received notification from the FDA that the decision date for the FDA’s review of the NDA had been extended three months to July 16, 2007, to provide the FDA time for the review of an amendment to the eprodisate (KIACTA™) NDA submitted by the Company in February 2007. Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union, Switzerland and Canada. The Company was advised by the European Medicines Agency (EMEA) in September 2006 that its Marketing Authorization Application is valid and that the regulatory review has started.

2

Reimbursable costs revenue amounted to $150,000 for the current quarter, compared to $230,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $19,712,000 for the current quarter, compared to $13,726,000 for the same period in the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). Tramiprosate (ALZHEMED™) has completed its 18-month North American Phase III clinical trial during the current quarter and the Company announced in April 2007 that the database had been locked. The analysis is ongoing and entails employing an accurate statistical model that appropriately describes the data and provides accurate results. Neurochem has been advised by its external team of statisticians that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. The top-line results of this clinical trial are expected to be released during the second quarter of 2007. The North American Phase III clinical trial included 1,052 enrolled patients at 67 clinical centers across the U.S. and Canada. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an 18-month open-label extension of the Phase III study. The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005 with a minimum of 930 mild-to-moderate AD patients being expected to participate in the trial. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of March 31, 2007, 893 patients had been successfully screened in the European clinical trial, of which 833 were randomized; the remaining 60 patients are expected to be randomized and included in the clinical trial. Enrolment of patients participating in the European clinical trial is ongoing and will not close until after the results from the North American Phase III trial become available. Both Phase III clinical trials are multi-centre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. For the quarter ended March 31, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.
Research tax credits and grants amounted to $593,000 this quarter, compared to $535,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and

3

Experimental Development Program for expenditures incurred in Quebec. The increase is mainly attributable to increased research and development expenses incurred in Quebec, eligible for refundable tax credits.
General and administrative expenses totaled $4,054,000 for the current quarter, compared to $3,442,000 for the same quarter in the previous year, and reflect the increase in the overall activity level at the Company.
Reimbursable costs amounted to $150,000 for the current quarter , compared to $230,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,081,000 for the current quarter, compared to $916,000 for the corresponding quarter in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Depreciation, amortization and patent cost write-off amounted to $407,000 for the current quarter, compared to $493,000 for the same quarter in the previous year. The decrease is mainly attributable to patent costs of $106,000 written off during the first quarter of 2006.
Interest income amounted to $718,000 for the current quarter, compared to $643,000 for the same quarter in the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current quarter, compared to the same period in the previous year.
Accretion expense amounted to $1,173,000 for the current quarter, and mainly represents the imputed interest under GAAP on the U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006.
Foreign exchange gain amounted to $121,000 for the current quarter, compared to a loss of $46,000 for the same quarter in the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars.
Other income amounted to $284,000 for the current quarter, compared to $285,000 for the same quarter in the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue.
Share of loss in a company subject to significant influence amounted to $372,000 for the current quarter, compared to $816,000 for the corresponding quarter in the previous year. Non-controlling interest amounted to $123,000 for the current quarter, compared to $262,000 for the corresponding quarter in the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia Inc. (Innodia Holding), for which Neurochem is the primary beneficiary. The

4

share of loss recorded in the current quarter reduced the Company’s long-term investment in Innodia Holding to nil. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.
In January 2007, the litigation between Neurochem and Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)) came to a conclusion when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem without any payment, license, business agreement, concession or compromise by Neurochem. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech.
Liquidity and capital resources
As at March 31, 2007, the Company had available cash, cash equivalents and marketable securities of $35,470,000, compared to $56,821,000 at December 31, 2006. The decrease is primarily due to funds used in operating activities.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction, (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice, or (iv) the registration statement does not become effective by the 12-month anniversary of the date of the securities purchase agreement. The Company may terminate the securities purchase agreement upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least U.S.$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement upon five trading days’ notice if the volume-weighted average price of the Company’s common shares is below U.S.$5 for more than 30 consecutive trading days, as adjusted. As at March 31, 2007, the Company had not drawn any funds under the ELOC.
As at April 30, 2007, the Company had 38,779,333 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,680,902 options granted under the stock option plan and 2,134,471 shares potentially issuable under the convertible notes, for a maximum of 43,814,706 common shares, on a fully diluted basis.

5

On May 2, 2007, the Company entered into a private placement of U.S.$80,000,000 aggregate principal amount of convertible notes, consisting of U.S.$40,000,000 of 6% senior convertible notes due in 2027 and U.S.$40,000,000 of 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes shall be subject to mandatory conversion into common shares within 5 days of the effectiveness of a registration statement registering the underlying securities (Registration Date) at a price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares ending on the Registration Date, subject to adjustments in certain circumstances. Neurochem will pay interest on the 5% senior subordinated convertible notes until maturity on May 2, 2012, subject to earlier repurchase, redemption or conversion. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of U.S.$12.68 per share, subject to adjustments in certain circumstances. Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

6

Neurochem Inc.
Consolidated Financial Information1
(in thousands of Canadian dollars, except per share data)

	Three-month period ended
	March 31
Consolidated Statements of Operations	2007	2006
	(unaudited)	(unaudited)
Revenues:
Collaboration agreement	$437	$607
Reimbursable costs	150	230

	587	837

Expenses (Income):
Research and development	19,712	13,726
Research tax credits and grants	(593)	(535)
General and administrative	4,054	3,442
Reimbursable costs	150	230
Stock-based compensation	1,081	916
Depreciation, amortization and patent cost write-off	407	493
Interest and bank charges	95	27

	24,906	18,299

Net loss before undernoted items:	(24,319)	(17,462)
Interest income	718	643
Accretion expense	(1,173)	—
Foreign exchange gain (loss)	121	(46)
Other income	284	285
Share of loss in a company subject to significant influence	(372)	(816)
Non-controlling interest	123	262

Net loss	($24,618)	($17,134)

Net loss per share:
Basic and diluted	($0.63)	($0.45)

Weighted average number of common shares outstanding:
Basic	38,904,808	38,154,106
Diluted	41,067,531	38,154,106

	At	At
	March 31	December 31
Consolidated Balance Sheets	2007	2006
	(unaudited)	(audited)
Cash, cash equivalents and marketable securities	$35,470	$56,821
Other current assets	13,420	12,191

Total current assets	48,890	69,012
Capital assets and patents	10,726	10,479
Other long-term assets	1,480	3,720

Total assets	$61,096	$83,211

Current liabilities	$29,296	$26,078
Long-term liabilities	56,374	58,288
Non-controlling interest	722	845
Shareholders’ deficiency	(25,296)	(2,000)

Total liabilities and shareholders’ deficiency	$61,096	$83,211

[1]	Condensed from the Company’s unaudited consolidated financial statements.

7

About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

8

Management’s Discussion and Analysis for the
Three-Month Period Ended March 31, 2007
The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2007, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2006, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. All dollar figures are Canadian dollars, unless specified otherwise.
Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders.
Results of operations
For the three-month period ended March 31, 2007, the net loss amounted to $24,618,000 ($0.63 per share), compared to $17,134,000 ($0.45 per share) for the corresponding period in the previous year.
Revenue from collaboration agreement amounted to $437,000 for the current quarter, compared to $607,000 for the same period in the previous year. This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In August 2006, the Company received an approvable letter from the FDA requesting additional information on eprodisate (KIACTA™), following the Company’s New Drug Application (NDA) submitted in February 2006. Neurochem submitted a response to the FDA in October, 2006. The FDA advised Neurochem in November 2006 that the response submitted was complete, as it responded to all of the items raised in the August approvable letter, and that April 16, 2007 was the goal date for a decision on eprodisate (KIACTA™). In April 2007, Neurochem received notification from the FDA that the decision date for the FDA’s review of the NDA had been extended three months to July 16, 2007, to provide the FDA time for the review of an

1

amendment to the eprodisate (KIACTA™) NDA submitted by the Company in February 2007. Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union, Switzerland and Canada. The Company was advised by the European Medicines Agency (EMEA) in September 2006 that its Marketing Authorization Application is valid and that the regulatory review has started.
Reimbursable costs revenue amounted to $150,000 for the current quarter, compared to $230,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $19,712,000 for the current quarter, compared to $13,726,000 for the same period in the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status phase 1 study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). Tramiprosate (ALZHEMED™) has completed its 18-month North American Phase III clinical trial during the current quarter and the Company announced in April 2007 that the database had been locked. The analysis is ongoing and entails employing an accurate statistical model that appropriately describes the data and provides accurate results. Neurochem has been advised by its external team of statisticians that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. The top-line results of this clinical trial are expected to be released during the second quarter of 2007. The North American Phase III clinical trial included 1,052 enrolled patients at 67 clinical centers across the U.S. and Canada. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an 18-month open-label extension of the Phase III study. The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005 with a minimum of 930 mild-to-moderate AD patients being expected to participate in the trial. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of March 31, 2007, 893 patients had been successfully screened in the European clinical trial, of which 833 were randomized; the remaining 60 patients are expected to be randomized and included in the clinical trial. Enrolment of patients participating in the European clinical trial is ongoing and will not close until after the results from the North American Phase III trial become available. Both Phase III clinical trials are multi-centre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. For the quarter ended March 31, 2007, research and development expenses also included costs incurred to support the North

2

American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.
Research tax credits and grants amounted to $593,000 this quarter, compared to $535,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The increase is mainly attributable to increased research and development expenses incurred in Quebec, eligible for refundable tax credits.
General and administrative expenses totaled $4,054,000 for the current quarter, compared to $3,442,000 for the same quarter in the previous year, and reflect the increase in the overall activity level at the Company.
Reimbursable costs amounted to $150,000 for the current quarter , compared to $230,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,081,000 for the current quarter, compared to $916,000 for the corresponding quarter in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Depreciation, amortization and patent cost write-off amounted to $407,000 for the current quarter, compared to $493,000 for the same quarter in the previous year. The decrease is mainly attributable to patent costs of $106,000 written off during the first quarter of 2006.
Interest income amounted to $718,000 for the current quarter, compared to $643,000 for the same quarter in the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current quarter, compared to the same period in the previous year.
Accretion expense amounted to $1,173,000 for the current quarter, and mainly represents the imputed interest under GAAP on the U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006.
Foreign exchange gain amounted to $121,000 for the current quarter, compared to a loss of $46,000 for the same quarter in the previous year. Foreign exchange

3

gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars.
Other income amounted to $284,000 for the current quarter, compared to $285,000 for the same quarter in the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue.
Share of loss in a company subject to significant influence amounted to $372,000 for the current quarter, compared to $816,000 for the corresponding quarter in the previous year. Non-controlling interest amounted to $123,000 for the current quarter, compared to $262,000 for the corresponding quarter in the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia Inc. (Innodia Holding), for which Neurochem is the primary beneficiary. The share of loss recorded in the current quarter reduced the Company’s long-term investment in Innodia Holding to nil. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.
In January 2007, the litigation between Neurochem and Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)) came to a conclusion when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem without any payment, license, business agreement, concession or compromise by Neurochem. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech.
Related-party transactions
(In thousand of Canadian dollars)

	Three-month period
	ended March 31,
	2007	2006

Management services expense	$624	$613

Sub-lease revenue	$240	$240
Please refer to note 7 of the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2007 for details and additional related-party transactions.

4

Quarterly results (unaudited)
(In thousand of Canadian dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$

Year ended December 31, 2007
First	587	(24,618)	(0.63)

Year ended December 31, 2006
Fourth	770	(19,359)	(0.50)
Third	777	(18,520)	(0.48)
Second	813	(20,374)	(0.53)
First	837	(17,134)	(0.45)

Year ended December 31, 2005
Fourth	837	(15,628)	(0.42)
Third	920	(21,074)	(0.58)
Second	1,035	(18,694)	(0.54)
The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The decrease in the 2006 third quarter net loss compared to the same period in the previous year is mainly attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech.
Liquidity and capital resources
As at March 31, 2007, the Company had available cash, cash equivalents and marketable securities of $35,470,000, compared to $56,821,000 at December 31, 2006. The decrease is primarily due to funds used in operating activities.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction, (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice, or (iv) the registration statement does not become effective by the 12-month anniversary of the date of the securities purchase agreement. The Company may terminate the securities purchase agreement upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least U.S.$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement upon five trading days’ notice if the volume-weighted average price of the Company’s common

5

shares is below U.S.$5 for more than 30 consecutive trading days, as adjusted. As at March 31, 2007, the Company had not drawn any funds under the ELOC.
As at April 30, 2007, the Company had 38,779,333 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,680,902 options granted under the stock option plan and 2,134,471 shares potentially issuable under the convertible notes, for a maximum of 43,814,706 common shares, on a fully diluted basis.
On May 2, 2007, the Company entered into a private placement of U.S.$80,000 aggregate principal amount of convertible notes, consisting of U.S.$40,000 of 6% senior convertible notes due in 2027 and U.S.$40,000 of 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes shall be subject to mandatory conversion into common shares within 5 days of the effectiveness of a registration statement registering the underlying securities (Registration Date) at a price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares ending on the Registration Date, subject to adjustments in certain circumstances. Neurochem will pay interest on the 5% senior subordinated convertible notes until maturity on May 2, 2012, subject to earlier repurchase, redemption or conversion. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012 at an initial purchase price of U.S.$12.68 per share, subject to adjustments in certain circumstances. Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

6

Consolidated Financial Statements of
(Unaudited)
NEUROCHEM INC.
Periods ended March 31, 2007 and 2006

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2007 and 2006
(in thousands of Canadian dollars)

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)
March 31, 2007 and December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	March 31,	March 31,	December 31,
	2007	2007	2006
	(U.S.$-	(Cdn$)	(Cdn$)
	note 1)

Assets

Current assets:
Cash and cash equivalents	$24,705	$28,482	$14,168
Marketable securities	6,061	6,988	42,653
Restricted cash (note 3)	6,000	6,917	6,992
Sales taxes and other receivables	652	751	1,216
Research tax credits receivable	1,869	2,155	1,082
Prepaid expenses	3,120	3,597	2,901

	42,407	48,890	69,012

Restricted cash	555	640	640
Deferred financing fees (note 2)	—	—	1,789
Long-term prepaid expenses	729	840	919
Long-term investment	—	—	372
Property and equipment	4,047	4,666	4,559
Patents	5,257	6,060	5,920

	$52,995	$61,096	$83,211

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable	$5,155	$5,943	$4,374
Accrued liabilities	11,750	13,547	11,461
Deferred revenue	7,271	8,382	8,819
Deferred gain on sale of property	1,235	1,424	1,424

	25,411	29,296	26,078

Deferred gain on sale of property	15,594	17,978	18,334
Long-term accrued liabilities	908	1,047	740
Convertible notes (note 2)	32,397	37,349	39,214

	74,310	85,670	84,366

Non-controlling interest	626	722	845

Shareholders’ deficiency:
Share capital (note 5)	235,593	271,608	270,923
Equity portion of convertible notes	8,449	9,740	9,740
Additional paid-in capital	12,806	14,764	13,946
Deficit	(278,789)	(321,408)	(296,609)

	(21,941)	(25,296)	(2,000)

Subsequent event (note 9)

	$52,995	$61,096	$83,211

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)
Periods ended March 31, 2007 and 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended
	March 31,
	2007	2007	2006
	(U.S.$-	(Cdn$)	(Cdn$)
	note 1)

Revenues:
Collaboration agreement (note 3)	$379	$437	$607
Reimbursable costs	130	150	230

	509	587	837

Expenses (income):
Research and development	17,098	19,712	13,726
Research tax credits and grants	(514)	(593)	(535)

	16,584	19,119	13,191

General and administrative	3,517	4,054	3,442
Reimbursable costs	130	150	230
Stock-based compensation (note 6)	938	1,081	916
Depreciation of property and equipment	247	285	303
Amortization and patent cost write-off	106	122	190
Interest and bank charges	82	95	27

	21,604	24,906	18,299

Net loss before undernoted items	(21,095)	(24,319)	(17,462)

Interest income	623	718	643
Accretion expense	(1,017)	(1,173)	—
Foreign exchange gain (loss)	105	121	(46)
Other income	246	284	285
Share of loss in a company subject to significant influence	(323)	(372)	(816)
Non-controlling interest	107	123	262

	(259)	(299)	328

Net loss	$(21,354)	$(24,618)	$(17,134)

Net loss per share:
Basic and diluted	$(0.55)	$(0.63)	$(0.45)

Weighted average number of shares outstanding:
Basic		38,904,808	38,154,106
Effect of dilutive options and convertibles notes		2,162,723	—

Diluted		41,067,531	38,154,106

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Period ended March 31, 2007
(in thousands of Canadian dollar, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity
			portion of	Additional
	Share capital		convertible	paid-in
	Number	Dollars	notes	capital	Deficit	Total

Balance, December 31, 2006	38,722,022	$270,923	$9,740	$13,946	$(296,609)	$(2,000)

Adjustment to reflect change in accounting policy for financial instruments (note 2)	—	—	—	—	(181)	(181)

Exercise of stock options:
For cash	57,311	422	—	—	—	422
Ascribed value from additional paid-in capital	—	263	—	(263)	—	—

Stock-based compensation	—	—	—	1,081	—	1,081

Net loss	—	—	—	—	(24,618)	(24,618)

Balance, March 31, 2007	38,779,333	$271,608	$9,740	$14,764	$(321,408)	$(25,296)

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended March 31, 2007 and 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended
	March 31,
	2007	2007	2006
	(U.S.$-	(Cdn$)	(Cdn$)
	note 1)
Cash flows from operating activities:
Net loss	$(21,354)	$(24,618)	$(17,134)
Adjustments for:
Depreciation, amortization and patent cost write-off	353	407	493
Unrealized foreign exchange (gain) loss	(515)	(594)	88
Stock-based compensation	938	1,081	916
Share of loss in a company subject to significant influence	323	372	816
Non-controlling interest	(107)	(123)	(262)
Accretion expense	1,017	1,173	—
Amortization of gain on sale leaseback	(308)	(356)	(357)
Changes in operating assets and liabilities:
Sales taxes and other receivables	403	465	(137)
Research tax credits receivable	(931)	(1,073)	(520)
Prepaid expenses	(604)	(696)	(68)
Long-term prepaid expenses	69	79	155
Deferred revenue	(379)	(437)	(607)
Accounts payable and accrued liabilities	2,750	3,171	(1,262)

	(18,345)	(21,149)	(17,879)

Cash flows from financing activities:
Proceeds from issue of share capital	366	422	9,442

Cash flows from investing activities:
Additions to property and equipment	(333)	(384)	(68)
Additions to patents	(338)	(390)	(1,236)
Proceeds from marketable securities	30,936	35,665	46,325
Additions to long-term investment	—	—	(1,660)

	30,265	34,891	43,361

Net increase in cash and cash equivalents	12,286	14,164	34,924
Cash and cash equivalents, beginning of period	12,289	14,168	7,382
Effect of unrealized foreign exchange on cash and cash equivalents	130	150	(95)

Cash and cash equivalents, end of period	$24,705	$28,482	$42,211

Supplemental disclosure to cash flow (note 8).
See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
1.	Basis of presentation:

The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries (Neurochem or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2007, the unaudited consolidated statements of operations and cash flows for the periods ended March 31, 2007, and 2006 and the unaudited consolidated statement of shareholders’ equity for the period ended March 31, 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2006.

Translation of convenience:

The Company’s functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at March 31, 2007, which was 0.8674 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.

2.	Changes in accounting policies:

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).
a)	Comprehensive income:

Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. The Company has not recognized any adjustments through comprehensive income for the three-month period ended March 31, 2007.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
2.	Changes in accounting policies (continued):
b)	Financial instruments — recognition and measurement:

Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on financial instruments’ classification, changes in subsequent measurements are recognized in net income or comprehensive income.

The Company has designated its financial instruments as follows:
•	Cash and cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market through comprehensive income at each period end.

•	Other receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

•	Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.
The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The change in accounting policy related to embedded derivatives resulted in an increase in $181 to the opening deficit at the date of adoption. As of March 31, 2007, the fair value of the embedded derivative liability is $211 and is included in “accrued liabilities” on the consolidated balance sheet. During the period, the change in fair value of the embedded derivative liability of $46 was recorded in the consolidated statement of operations.

As a result of adopting Section 3855, deferred financing costs of $1,789 as at January 1, 2007, relating to convertible notes, have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
2.	Changes in accounting policies (continued):
c)	Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the three-month period ended March 31, 2007.

d)	Hedges:

Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the three-month period ended March 31, 2007.
3.	Collaboration agreement:

The Company recognized $437 (2006 — $607) of revenue for the three-month period ended March 31, 2007, under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the related investigational product candidate.

As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,917 (U.S.$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as “restricted cash” on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4.	Convertible notes:

Changes in convertible notes for the three-month period ended March 31, 2007 are as follows:

Convertible notes, December 31, 2006	$39,214
Adjustment to reflect change in accounting policy for financial instruments (note 2)	(1,789)
Accretion expense	1,173
Interest payable included in accrued liabilities	(730)
Foreign exchange gain	(519)

Convertible notes, March 31, 2007	$37,349

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
5.	Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the stock option plan for the year ended December 31, 2006 and the three-month period ended March 31, 2007 were as follows:

		Weighted
		average
	Number	exercise price

Options outstanding, December 31, 2005	2,309,958	$16.78
Granted	402,000	16.53
Exercised	(100,943)	4.25
Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	17.17
Granted	161,333	17.91
Exercised	(57,311)	7.37
Cancelled or expired	(616)	18.75

Options outstanding, March 31, 2007	2,680,902	$17.43

(b)	Outstanding warrant at March 31, 2007:

On February 16, 2006, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 1.2 million common shares at a price of $7.81 per share. Total proceeds to the Company were $9,372. As of March 31, 2007, there was no outstanding warrant.

(c)	Earnings per share:

The impact of stock options and convertible notes is anti-dilutive because the Company incurred losses in 2007 and 2006. All outstanding options and convertible notes included in this computation could potentially be dilutive in the future. At March 31, 2007, 1,135,833 (2006 — 1,485,399) options were not considered in the computation of the diluted weighted average number of shares outstanding since the exercise price of these options was higher than the average market price. Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 5 (d).

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
5.	Share capital (continued):
(d)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. Stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets has been recorded to date. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

(e)	Equity line of credit:

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility will terminate on February 9, 2009, and provides the Company with access to financing of up to U.S.$60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least U.S.$25,000 over the two-year term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. As of March 31, 2007, the Company had not drawn any funds under the equity line of credit.

(f)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination.

During the three-month period ended March 31, 2007, the Company granted 10,983 DSUs having a weighted average fair value per unit of $17.40. For DSUs, compensation cost is measured based on the market price of the Company’s shares from the date of grant through to the settlement date. The offsetting liability is marked-to-market with any changes in the market value of the Company’s shares resulting in a change of the measure of compensation cost for those awards through to the settlement date and is recorded in the periods in which these changes occur. At March 31, 2007, the Company has a liability of $190 with respect to issued DSUs.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
6.	Stock-based compensation:

In the three-month period ended March 31, 2007, the Company recorded total stock-based compensation of $1,081 (2006 — $916), related to stock options granted to employees after July 1, 2002.

The fair value of the options granted was determined using the following method and assumptions.

The weighted average fair value of each option is estimated on the effective date of the grant using the Black-Scholes pricing model with the following assumptions:

	March 31,	March 31,
	2007	2006

Risk-free interest rate	3.97%	4.09%
Expected volatility	57%	65%
Expected life in years	7	7
Expected dividend yield	nil	nil
The following table summarizes the weighted average grant-date fair value per share for options granted during the three-month periods ended March 31, 2007 and 2006:

		Weighted average
	Number of	grant-date
	options	fair value

Three-month periods ended:
March 31, 2007	161,333	$10.93
March 31, 2006	195,000	11.76
Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

7.	Related party transactions:

In the three-month period ended March 31, 2007, the Company incurred fees of $624 (2006 — $613) under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer. During the three-month period ended March 31, 2007, the Company paid $1,000 of performance-based fees which were recorded in accrued liabilities at December 31, 2006. The Company recorded an additional $250 of performance-based fees in the current period.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
7.	Related party transactions (continued):

In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. In the three-month period ended March 31, 2007, rental revenue under the agreement amounted to $240 (2006 — $240), and is included in “other income” on the consolidated statements of operations.

On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

In March 2006, the Company invested an additional amount of $1,660 in a holding company that owns shares of Innodia Inc, a company in which Picchio Pharma has an equity interest.

The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

8.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	March 31,	December 31,
	2007	2006

Cash balances with banks	$302	$2,370
Short-term investment yielding interest between 5.25% and 5.30% (December 31, 2006: 4.32% to 5.31%)	28,180	11,798

	$28,482	$14,168

(b)	Interest:

	Three-month period
	ended March 31,
	2007	2006

Cash paid in the period for:
Interest	$62	$—

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2007 and 2006
(Amounts in thousands of Canadian dollars, except per share data, unless otherwise noted)
8.	Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	March 31,	December 31,
	2007	2006

Additions to property and equipment and patent costs included in accounts payable and accrued liabilities at the end of the period	$267	$387

9.	Subsequent event:

On May 2, 2007, the Company entered into a private placement of U.S.$80,000 aggregate principal amount of convertible notes, consisting of U.S.$40,000 of 6% senior convertible notes due in 2027 and U.S.$40,000 of 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes shall be subject to mandatory conversion into common shares within 5 days of the effectiveness of a registration statement registering the underlying securities (Registration Date) at a price equal to the lesser of U.S.$12.68 or the 5-day weighted average trading price of the common shares ending on the Registration Date, subject to adjustments in certain circumstances. The Company will pay interest on the 5% senior subordinated convertible notes until maturity on May 2, 2012, subject to earlier repurchase, redemption or conversion. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012 at an initial purchase price of U.S.$12.68 per share, subject to adjustments in certain circumstances.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 8, 2007

(signed) Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 8, 2007

(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board and Chief Executive Officer

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
At Annual General Meeting of Shareholders (AGM)
NEUROCHEM PROVIDES UPDATE ON
CORE PRODUCT CANDIDATES
AND RECENT FINANCING OF US$80 MILLION
The Neurochem AGM will be web cast live
LAVAL, Quebec, May 8, 2007 — At its annual general meeting of shareholders, Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) will highlight fast approaching milestones for its advanced investigational product candidates, tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD) and eprodisate (KIACTA™) for the treatment of Amyloid A (AA) amyloidosis. Neurochem will also present for the first time the potential new diabetes and metabolic syndrome indications for eprodisate and express satisfaction at achieving its recently announced financing of US$80 million.
“We expect to release top-line results from the largest and longest clinical trial to date with an anti-amyloid product candidate tested in Alzheimer’s disease patients soon. As we are breaking new ground, we are excited but realistic, about the upcoming developments” said Dr. Francesco Bellini, Neurochem’s Chairman, President and CEO, referring to tramiprosate (ALZHEMED™). “Regarding KIACTA™, we are encouraged by the FDA’s extension of the decision date to July 16 as it provides the Agency with the time necessary to review the information we filed. Now that these clinical programs are very advanced, we want to introduce our shareholders to one more product candidate in our pipeline on which we will be reporting regularly in the future. I am talking about eprodisate for diabetes and metabolic syndrome. Our analysis of this product candidate for these indications is still very early but it is promising,” Dr. Bellini added.
(Tramiprosate) ALZHEMED™
Phase III Clinical Trial Completed in North America
Ongoing in Europe
During 2006, Neurochem advanced two large-scale, Phase III clinical trials for tramiprosate (ALZHEMED™). They were multicentered, randomized, double-blind and placebo-controlled. Together, these trials involve more than 2,000 mild-to-moderate AD patients at approximately 140 sites in North America and in Europe. These trials are designed to evaluate the product candidate’s safety, efficacy and disease-modifying potential in stopping or slowing the progression of AD.
The North American Phase III study was completed on schedule in early 2007. Approximately 90% of the patients who went through the entire randomized Phase III trial chose to continue into the open-label extension study. Given the high costs of running this open-label extension study, the Company has decided to limit the duration of this extension to 12 months rather than 18, as initially planned.
The database for the North American Phase III clinical trial for tramiprosate (ALZHEMED™) has been locked and the analysis is ongoing, as previously announced. The top-line results are expected to be released in the second quarter of 2007. More detailed analyses will be released at upcoming medical conferences.
Neurochem will also inform its shareholders today that it has more than 930 patients enrolled in its European clinical trial and is planning to continue recruiting for this study until after the top-line results of the North American clinical trial are known.
To date, Neurochem has received five recommendations from the North American Data Safety Monitoring Board (DSMB) and two from the European DSMB to continue the Phase III clinical trials for tramiprosate (ALZHEMED™).
Eprodisate (KIACTA™) Under Regulatory Review on Two Continents
Following an approvable letter received by the Company in August 2006, the United States Food and Drug Administration (FDA) is completing its review of Neurochem’s New Drug Application for eprodisate (KIACTA™) for the treatment of AA amyloidosis. A decision is now expected in July of this year. The FDA extended the review date by three months from April 16 following the submission by Neurochem of an amendment in February 2007.
The data that emerged from the Phase II/III clinical trial is indicative of the product candidate’s consistent benefit on slowing the decline in kidney function associated with AA amyloidosis.
In September 2006, the European Medicines Agency (EMEA) confirmed that it also had commenced a regulatory review of eprodisate (KIACTA™). The Marketing Authorization Application will be reviewed under the Agency’s centralized procedure. This means that an authorization from this Agency would apply to all 27 European Union member states, as well as Norway and Iceland.
A decision from the EMEA could come by the end of this year.
During the year, the Company also filed for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in Switzerland.
Eprodisate in Treatment of Diabetes and Metabolic Syndrome
Expanding the Pipeline
Neurochem shareholders will also learn for the first time that eprodisate has shown beneficial effects against diabetes and metabolic syndrome in a rat model. The preliminary results have shown that eprodisate protects the kidney in obese diabetic rats. As well, eprodisate has shown an impact on metabolic changes associated with diabetes and obesity, including a significant decrease of triglyceride levels and cholesterol, a significant decrease of glycemia and increase in insulin secretion and/or sensitivity.
As years of safety information on eprodisate in humans from the AA amyloidosis program have already been collected, the Company plans to initiate a Phase IIa clinical trial in diabetic patients later in 2007.
Leading Medical Journals Publish Findings on Tramiprosate (ALZHEMED™)
Two of the world’s leading scientific, peer-reviewed journals, Neurobiology of Aging, and Neurology, have published articles on tramiprosate (ALZHEMED™). The article in

Neurobiology of Aging covered the preclinical development of tramiprosate (ALZHEMED™) and first appeared in an on-line version in May 2006. It was recently published in print in the April 4, 2007, issue, volume 28. The article appearing in Neurology was published in the November 28, 2006, issue and dealt with the Phase II clinical trial of tramiprosate (ALZHEMED™).
US$80 Million in Financing
Provides Solid Financial Base
As announced on May 2, the US$80 million in financing consisted of an aggregate principal amount of 6% senior and 5% senior subordinated convertible notes and warrants to purchase common shares.
With the recent financing of US$80 million, the Company has cash on hand of approximately CA$110 million for the continued development of its core investigational product candidates, eprodisate (KIACTA™), and tramiprosate (ALZHEMED™), and for the expansion of its pipeline.
AGM Live Webcast
Neurochem’s Annual General Meeting of Shareholders will be web cast this year in real time. The meeting begins at 10:00 A.M. E.T., Tuesday, May 8, 2007. The live web cast and accompanying slide presentation will be available on the Company’s web site at www.neurochem.com. The web cast will be archived for seven days.
The telephone numbers to access the audio portion of the presentation are (514) 868-1042 or 1 (866) 862-3907. A replay of the presentation will be available until May 15, 2007. The telephone numbers to access the replay are (514) 861-2272 or 1 (800) 408-3053, passcode 3222450#.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.